Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

Trina C. Winkelmann

202.739.5254

twinkelmann@morganlewis.com

January 25, 2010

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Municipal High Income Opportunity Fund (the “Fund”) – Registration Statement

(File Nos. 333-161462 and 811-021449)

Dear Mr. Grzeskiewicz:

This letter responds to the oral comments we received from you on January 22, 2010 regarding the Fund’s Registration Statement on Form N-2/A, which was filed with the Securities and Exchange Commission (“SEC”) on January 14, 2010. We have revised the Fund’s filing under on Form N-2/A in response to your comments, which we plan to file on January 25, 2010. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

1.	Comment. On the cover page, please add a statement that the Fund will not sell Common Shares at less than net asset value

Response. We have added a sentence stating: “Common Shares will not be sold at a price less than current net asset value.”

2.	Comment. On the cover page, please add a cross reference to the Plan of Distribution.

Response. We will add a cross reference to the Plan of Distribution.

***

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me or Tom Harman at 202.739.5662.

Sincerely,

/s/ Trina C. Winkelmann

c: Kevin McCarthy

Thomas Harman

Monica Parry